December 13, 2024

Grant Highlander
Chief Financial Officer
Verint Systems Inc.
175 Broadhollow Road
Melville, New York 11747

       Re: Verint Systems Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2024
           File No. 001-34807
Dear Grant Highlander:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology